UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

XENONICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

984117101

(CUSIP Number)

Jerome Belson, Esq.

495 Broadway, Floor 6

New York, NY  10012

(212) 651-0606

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2011

(Date of Event which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [__].

If the information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

Cusip No.:  984117101

Page 2 of 4 Pages

1)

NAME OF REPORTING PERSON

Jerome Belson

2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   [  ]

(b)   [X]

3)

SEC USE ONLY

4)

SOURCE OF FUNDS

PF

5)

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [   ]

6)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

7)

SOLE VOTING POWER

NUMBER OF

1,498,500 *

SHARES

BENEFICIALLY

8)

SHARED VOTING POWER

OWNED BY

0

EACH

REPORTING

9)

SOLE DISPOSITIVE POWER

PERSON

1,498,500 *

WITH

10)

SHARED DISPOSITIVE POWER

0

* Includes 200,000 shares underlying warrants.

11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,498,500 *

* Includes 200,000 shares underlying warrants.

12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.95%

14)

TYPE OF REPORTING PERSON

IN

Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Xenonics Holdings, Inc., whose principal executive offices are located at 3186 Lionshead Avenue, Carlsbad, California 92010 (the "Issuer").

Item 2.  Identity and Background.

(a)

The name of the reporting person is Jerome Belson (the "Reporting Person").

(b)

The business address of the Reporting Person is 495 Broadway, Floor 6, New York, NY 10012.

(c)

The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is:

Attorney

Jerome Belson Associates, Inc.

495 Broadway, Floor 6

New York, NY  10012

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person has purchased a total of approximately 1,298,500 shares of the Issuer's common stock in the market during the period from February 2007 through June 20, 2011, at various market prices with a total cost of approximately $1,504,909.  The source of the funds for these transactions was the personal funds of the Reporting Person.  The Reporting Person also made a loan to the Issuer in July 2009 using his personal funds and the Issuer issued to him warrants to purchase 200,000 shares of common stock.

Item 4.  Purpose of Transaction.

For investment purposes.

Page 4 of 4 Pages

Item 5.  Interest in Securities of the Issuer.

(a)

The Reporting Person beneficially owns an aggregate of 1,498,500 shares of Common Stock, including warrants to purchase 200,000 shares of common stock, representing 5.95% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-Q filed on May 15, 2012).

(b)

The Reporting Person has the sole right to vote and dispose, or direct the deposition of, 1,498,500 shares of Common Stock beneficially owned by the Reporting Person.

(c)

The Reporting Person had no purchases in the last 60 days.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,498,500 shares of Common Stock beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2012

JEROME BELSON

/s/ Jerome Belson

Jerome Belson